FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number  000-50184

_____________________________________________________

Yantai Dahua Holdings Company Limited

(Translation of registrant's name into English)

East of Muping, Yantai, Shangdong, People's Republic of China

(Address of principal executive offices)

_____________________________________________________

Indicate by check mark whether the registrant files or will file annual reports

under cover Form 20-F or Form 40-F.           Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)

Previous independent accountants

On June 5, 2006, Yantai Dahua Holdings Company Limited (the “Company”) dismissed Moores Rowland Mazars, Chartered Accountants (“MRM”) as the Company’s independent accountant.

The decision to change accountant was recommended and approved by the board of directors of the Company.

MRM’s audit report on the financial statements of the Company as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years preceding the dismissal of MRM, there were no disagreements with MRM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of MRM, would have caused MRM to make reference to the subject matter of the disagreement(s) in connection with its report.

The Company has provided MRM with a copy of the foregoing disclosures and has requested, pursuant to the rules of the United States Securities and Exchange Commission (the "Commission"), that MRM provides the Company with a letter addressed to the Commission stating whether MRM agrees with the statements set forth in this subsection (a) and, if not, stating the respects in which it does not agree.  A copy of the letter from MRM will be filed by amendment to this Form 6-K.

(b)

New Independent Accountants

On June 5, 2006, the Company engaged E. Randall Gruber, CPA, PC (“Gruber”) as its new independent accountant. Prior to the engagement of Gruber, the Company did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. The Company also did not consult with Gruber regarding the type of audit opinion which might be rendered on the Company's financial statements and no oral or written report was provided by Gruber.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 YANTAI DAHUA HOLDINGS COMPANY LIMITED

                    By: /s/ Tang Yuxiang

                    Tang Yuxiang, Chairman and Chief Executive Officer

Date: July 14, 2006

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